Filed by KeyCorp
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: KeyCorp
Commission File No. 333-146456
     On October 16, 2007, KeyCorp issued the following press release announcing its results of operations for the quarter-ended September 30, 2007:

CONTACTS:	Vernon L. Patterson	William C. Murschel
	Analyst	Media
	216.689.0520	216.828.7416
	Vernon_Patterson@KeyBank.com	William_C_Murschel@KeyBank.com

INVESTOR		KEY MEDIA
RELATIONS: www.key.com/ir		NEWSROOM: www.key.com/newsroom

FOR IMMEDIATE RELEASE
KEYCORP REPORTS THIRD QUARTER 2007 EARNINGS
w	Third quarter EPS of $0.57 from continuing operations

w	Fixed income markets impact third quarter results
CLEVELAND, October 16, 2007 – KeyCorp (NYSE: KEY) today announced third quarter income from continuing operations of $224 million, or $0.57 per diluted common share. This compares to income from continuing operations of $305 million, or $0.74 per share, for the third quarter of 2006, and $337 million, or $0.85 per share, for the second quarter of 2007. Key’s income from continuing operations for the first nine months of 2007 was $919 million, or $2.31 per diluted common share. This compares to income from continuing operations – before the cumulative effect of an accounting change – of $882 million, or $2.15 per share, for the first nine months of 2006.
Net income totaled $210 million, or $0.54 per diluted common share, for the third quarter of 2007, compared to net income of $312 million, or $0.76 per share, for the third quarter of 2006 and $334 million, or $0.84 per share, for the second quarter of 2007. Key’s net income for the first nine months of 2007 was $894 million, or $2.25 per diluted common share, compared to $909 million, or $2.21 per share, for the same period last year.
Key’s continuing and discontinued operating results for comparative quarters and for the nine months ended September 30, 2007 and 2006 are presented in the following table.
Results of Operations

	Three months ended			Nine months ended
in millions, except per share amounts	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Summary of operations

Income from continuing operations before cumulative effect of accounting change	$224	$337	$305	$919	$882
(Loss) income from discontinued operations, net of taxes [a]	(14)	(3)	7	(25)	22
Cumulative effect of accounting change, net of taxes	___	___	___	___	5

Net income	$210	$334	$312	$894	$909

Per common share — assuming dilution

Income from continuing operations before cumulative effect of accounting change	$.57	$.85	$.74	$2.31	$2.15
(Loss) income from discontinued operations [a]	(.03)	(.01)	.02	(.06)	.05
Cumulative effect of accounting change	___	___	___	___	.01

Net income	$.54	$.84	$.76	$2.25	$2.21

(a)	Key sold the nonprime mortgage loan portfolio held by the Champion Mortgage finance business in November 2006, and completed the sale of Champion’s origination platform in February 2007. As a result of these actions, Key has accounted for this business as a discontinued operation. The loss from discontinued operations recorded in the third quarter of 2007 was attributable largely to a write-down on the building lease for the former Champion headquarters.

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

During the third quarter of 2007, the fixed income markets experienced extraordinary volatility with credit spreads widening rapidly. The widening of these spreads had a direct impact on market values in Key’s loans held-for-sale and trading portfolios. During the third quarter, Key recorded net losses of $53 million from loan sales and write-downs, $2 million from dealer trading and derivatives, and $22 million from other investments for a total of $77 million in net losses. This compares to net gains of $26 million and $51 million from these activities in the third quarter of 2006 and the second quarter of 2007, respectively.
“The fixed income market volatility had an adverse impact on our third quarter results,” said Chairman and Chief Executive Officer Henry L. Meyer III. “While the fixed income markets continue to remain under some pressure as we head into the fourth quarter, we believe most of the financial impact on our held-for-sale portfolios is behind us and we expect to see improved results from these portfolios over the remainder of the year.
“Business activity outside of the fixed income markets remained solid during the quarter. We experienced good growth in both loans and core deposits. We also saw growth in our institutional asset management business and related fee income. Given the challenges related to revenue associated with the fixed income markets, we focused on controlling our costs, which declined compared to the same period one year ago and the second quarter of this year.
“Key’s nonperforming assets rose by $241 million from the third quarter of 2006. The increase was due primarily to deteriorating market conditions in the residential real estate segment of our Real Estate Capital line of business, principally in Florida and California. Our total net loan charge-offs were $59 million or 0.35% of average total loans for the current quarter.
“During the quarter, we made progress in expanding our franchise through targeted acquisitions. We announced our plans to acquire U.S.B. Holding Co., Inc., the holding company for Union State Bank, headquartered in Orangeburg, New York, and Tuition Management Systems, Inc., one of the leading providers of education-related financial services. We completed the acquisition of Tuition Management Systems on October 1 and we remain on track to complete the acquisition of U.S.B. Holding Company early in 2008, subject to approval by its shareholders and the banking regulators.”
The company expects earnings per share to be in the range of $0.68 to $0.74 for the fourth quarter of 2007.
SUMMARY OF CONTINUING OPERATIONS
Taxable-equivalent net interest income was $712 million for the third quarter of 2007, compared to $726 million for the year-ago quarter. Average earning assets grew by $3.6 billion, or 4%, while the net interest margin for the current quarter declined to 3.40% from 3.61% for the third quarter of 2006. Both loan and deposit spreads have remained under pressure due to the continuation of competitive pricing.

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Compared to the second quarter of 2007, taxable-equivalent net interest income grew by $6 million, and the net interest margin declined by 6 basis points. The improvement in net interest income was attributable to a $1.9 billion, or annualized 9%, increase in average earning assets.
Key’s noninterest income was $438 million for the third quarter of 2007, compared to $543 million for the year-ago quarter. The decrease was attributable to the impact of market volatility on several of Key’s capital markets-driven businesses, as well as the sale of the McDonald Investments branch network completed in the first quarter of this year. Results for the current quarter included $53 million in net losses from the sales and write-downs of primarily commercial real estate loans held for sale, compared to net gains of $14 million for the same period last year. Income from investment banking and capital markets activities decreased by $35 million, due primarily to a $25 million decline in the fair values of two real estate-related investments held by the Private Equity unit within the Real Estate Capital line of business. Net gains from principal investing declined by $19 million from the third quarter of 2006. Trust and investment services income was down $18 million, due to lower brokerage income resulting from the sale of the McDonald Investments branch network. Excluding the impact of the McDonald Investments sale, trust and investment services income increased by $15 million, driven by growth in both personal and institutional asset management income. The reduction in noninterest income was moderated by a $27 million gain from the sale of MasterCard Incorporated shares in the current quarter and growth in deposit service charge income.
Compared to the second quarter of 2007, noninterest income declined by $211 million. The reduction reflected $53 million in net losses from loan sales and write-downs in the current quarter, compared to net gains of $33 million for the prior quarter, an $81 million reduction in net gains from principal investing and a $43 million decrease in income from investment banking and capital markets activities. The decrease in income from investment banking and capital markets activities was attributable to declines in the fair values of the two real estate-related investments, as well as a loss from dealer trading and derivatives in the current quarter, compared to income in the second quarter. In addition, noninterest income for the current quarter included the $27 million gain related to the sale of MasterCard Incorporated shares, compared to a $40 million gain recorded in the prior quarter.
Key’s noninterest expense was $753 million for the third quarter of 2007, down from $790 million for the same period last year. Personnel expense decreased by $35 million, due to lower incentive compensation accruals. Nonpersonnel expense was down $2 million from the year-ago quarter. Reductions in costs resulting from the sale of the McDonald Investments branch network accounted for a $46 million decline in total noninterest expense, including $27 million of the decrease in personnel expense.
Compared to the second quarter of 2007, noninterest expense decreased by $62 million. The improvement included a $28 million reduction in personnel expense due to lower incentive compensation accruals. Nonpersonnel expense decreased by $34 million. In the second quarter of 2007, Key recorded a $42 million charge related to litigation.

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

ASSET QUALITY
Key’s provision for loan losses from continuing operations was $69 million for the third quarter of 2007, compared to $35 million for the year-ago quarter and $53 million for the second quarter of 2007.
Net loan charge-offs for the quarter totaled $59 million, or 0.35% of average loans from continuing operations, compared to $43 million, or 0.26%, for the same period last year and $53 million, or 0.32%, for the previous quarter.
At September 30, 2007, Key’s nonperforming loans totaled $498 million and represented 0.72% of period-end portfolio loans, compared to 0.41% at June 30, 2007, and 0.34% at September 30, 2006. At September 30, 2007, nonperforming assets totaled $570 million and represented 0.83% of portfolio loans, other real estate owned and other nonperforming assets, compared to 0.57% at June 30, 2007, and 0.50% at September 30, 2006. The increase in nonperforming assets during the third quarter of 2007 was attributable primarily to deteriorating market conditions in the residential real estate segment of Key’s commercial real estate construction portfolio. The majority of the increase in this segment came from loans outstanding in Florida and California.
Key’s allowance for loan losses was $955 million, or 1.38% of loans outstanding, at September 30, 2007, compared to $945 million, or 1.42%, at June 30, 2007, and $944 million, or 1.44%, at September 30, 2006.
CAPITAL
Key’s capital ratios continued to exceed all “well-capitalized” regulatory benchmarks at September 30, 2007. Key’s tangible equity to tangible assets ratio was 6.78% at quarter end, compared to 6.89% at June 30, 2007, and 6.81% at September 30, 2006.
Key repurchased 2.0 million of its common shares and reissued 1.3 million shares under employee benefit plans during the third quarter of 2007. At September 30, 2007, Key had 14.0 million common shares remaining for repurchase under the current authorization.
Share repurchases and other activities that caused the change in Key’s outstanding common shares over the past five quarters are summarized in the table below.
Summary of Changes in Common Shares Outstanding

in thousands	3Q07	2Q07	1Q07	4Q06	3Q06

Shares outstanding at beginning of period	389,362	394,483	399,153	402,748	402,672
Issuance of shares under employee benefit plans	1,346	879	3,330	1,405	2,576
Repurchase of common shares	(2,000)	(6,000)	(8,000)	(5,000)	(2,500)

Shares outstanding at end of period	388,708	389,362	394,483	399,153	402,748

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

LINE OF BUSINESS RESULTS
The following table shows the contribution made by each major business group to Key’s taxable-equivalent revenue and income from continuing operations for the periods presented. The specific lines of business that comprise each of the major business groups are described under the heading “Line of Business Descriptions.” For more detailed financial information pertaining to each business group and its respective lines of business, see the tables at the end of this release.
Major Business Groups

				Percent change 3Q07 vs.
dollars in millions	3Q07	2Q07	3Q06	2Q07	3Q06

Revenue from continuing operations (TE)

Community Banking	$626	$629	$687	(.5)%	(8.9)%
National Banking	511	617	586	(17.2)	(12.8)
Other Segments	14	101	25	(86.1)	(44.0)

Total Segments	1,151	1,347	1,298	(14.6)	(11.3)
Reconciling Items	(1)	8	(29)	N/M	96.6

Total	$1,150	$1,355	$1,269	(15.1)%	(9.4)%

Income from continuing operations

Community Banking	$131	$99	$112	32.3%	17.0%
National Banking	72	162	169	(55.6)	(57.4)
Other Segments	16	55	20	(70.9)	(20.0)

Total Segments	219	316	301	(30.7)	(27.2)
Reconciling Items	5	21	4	(76.2)	25.0

Total	$224	$337	$305	(33.5)%	(26.6)%

TE = Taxable Equivalent, N/M = Not Meaningful
Community Banking

				Percent change 3Q07 vs.
dollars in millions	3Q07	2Q07	3Q06	2Q07	3Q06

Summary of operations
Net interest income (TE)	$409	$415	$443	(1.4)%	(7.7)%
Noninterest income	217	214	244	1.4	(11.1)

Total revenue (TE)	626	629	687	(.5)	(8.9)
Provision for loan losses	1	21	22	(95.2)	(95.5)
Noninterest expense	417	450	486	(7.3)	(14.2)

Income before income taxes (TE)	208	158	179	31.6	16.2
Allocated income taxes and TE adjustments	77	59	67	30.5	14.9

Net income	$131	$99	$112	32.3%	17.0%

Percent of consolidated income from continuing operations	59%	30%	37%	N/A	N/A

Average balances
Loans and leases	$26,947	$26,576	$26,794	1.4%	.6%
Total assets	29,716	29,348	29,871	1.3	(.5)
Deposits	46,727	46,124	46,939	1.3	(.5)

TE = Taxable Equivalent, N/A = Not Applicable

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Additional Community Banking Data

				Percent change 3Q07 vs.
dollars in millions	3Q07	2Q07	3Q06	2Q07	3Q06

Average deposits outstanding
NOW and money market deposit accounts	$20,305	$18,969	$20,688	7.0%	(1.9)%
Savings deposits	1,569	1,619	1,688	(3.1)	(7.0)
Certificates of deposit ($100,000 or more)	4,566	4,709	4,101	(3.0)	11.3
Other time deposits	11,485	12,038	11,696	(4.6)	(1.8)
Deposits in foreign office	1,128	1,045	694	7.9	62.5
Noninterest-bearing deposits	7,674	7,744	8,072	(.9)	(4.9)

Total deposits	$46,727	$46,124	$46,939	1.3%	(.5)%

Home equity loans
Average balance	$9,690	$9,660	$10,048
Weighted-average loan-to-value ratio	70%	70%	70%
Percent first lien positions	58	58	60

Other data
On-line households / household penetration	743,909 / 45%	711,254 / 54%	646,993 / 52%
Branches	954	954	949
Automated teller machines	1,439	1,450	2,099

Community Banking Summary of Operations
Net income for Community Banking was $131 million for the third quarter of 2007, up from $112 million for the year-ago quarter. Declines in both net interest income and noninterest income were more than offset by decreases in the provision for loan losses and noninterest expense.
Taxable-equivalent net interest income decreased by $34 million, or 8%, from the third quarter of 2006, as interest rate spreads on both average earning assets and deposits have remained under pressure due to the continuation of competitive pricing. The decrease also reflected the effect of the February 2007 sale of the McDonald Investments branch network in which Key transferred approximately $1.3 billion of NOW and money market deposit accounts to the buyer. McDonald Investments’ NOW and money market deposit accounts averaged $1.7 billion for the third quarter of 2006.
Noninterest income decreased by $27 million, or 11%. The decrease was attributable to the McDonald Investments sale. Excluding the impact of this sale, noninterest income rose by $13 million, or 6%, from the same period one year ago, due largely to growth in deposit service charge income.
The provision for loan losses decreased by $21 million, compared to the third quarter of 2006.
Noninterest expense declined by $69 million, or 14%, from the year-ago quarter. Reductions in costs resulting from the sale of the McDonald Investments branch network accounted for $46 million of the decline, including a $27 million decrease in personnel expense. The remainder of the decline in total noninterest expense reflected decreases in various direct and indirect charges, due in part to a reduction in the number of average full-time equivalent employees.
On July 27, 2007, Key entered into an agreement to acquire U.S.B. Holding Co., Inc., the holding company for Union State Bank, a state-chartered commercial bank headquartered in Orangeburg, New York, with 31 branches. U.S.B. Holding Company has assets of approximately $3 billion and deposits of approximately $2 billion. Key expects to complete this acquisition early in 2008, subject to approval by U.S.B. Holding Company shareholders and the banking regulators. The acquisition will expand Key’s presence in markets both within and contiguous to its current operations in the Hudson Valley.

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

National Banking

				Percent change 3Q07 vs.
dollars in millions	3Q07	2Q07	3Q06	2Q07	3Q06

Summary of operations
Net interest income (TE)	$359	$344	$348	4.4%	3.2%
Noninterest income	152	273	238	(44.3)	(36.1)

Total revenue (TE)	511	617	586	(17.2)	(12.8)
Provision for loan losses	68	32	13	112.5	423.1
Noninterest expense	328	327	304	.3	7.9

Income from continuing operations before income taxes (TE)	115	258	269	(55.4)	(57.2)
Allocated income taxes and TE adjustments	43	96	100	(55.2)	(57.0)

Income from continuing operations	72	162	169	(55.6)	(57.4)
Income (loss) from discontinued operations, net of taxes	(14)	(3)	7	(366.7)	N/M

Net income	$58	$159	$176	(63.5)%	(67.0)%

Percent of consolidated income from continuing operations	32%	48%	55%	N/A	N/A

Average balances from continuing operations
Loans and leases	$40,277	$39,323	$37,871	2.4%	6.4%
Loans held for sale	4,692	4,377	4,553	7.2	3.1
Total assets	50,954	49,584	48,530	2.8	5.0
Deposits	12,633	12,085	11,106	4.5	13.7

TE = Taxable Equivalent, N/M = Not Meaningful, N/A = Not Applicable
National Banking Summary of Continuing Operations
Income from continuing operations for National Banking was $72 million for the third quarter of 2007, compared to $169 million for the same period last year. Lower noninterest income along with increases in the provision for loan losses and noninterest expense accounted for the reduction, and more than offset an increase in net interest income.
Taxable-equivalent net interest income rose by $11 million, or 3%, from the third quarter of 2006. Increases in average earning assets and deposits, and a more favorable interest rate spread on deposits more than offset the adverse effect of a tighter interest rate spread on average earning assets.
Noninterest income declined by $86 million, or 36%, as several capital markets-driven businesses were adversely affected by volatility in the financial markets. Results for the current quarter included net losses of $57 million from the sales and write-downs of primarily commercial real estate loans held for sale, compared to net gains of $10 million for the year-ago quarter. Income from investment banking and capital markets activities decreased by $39 million, due primarily to a $25 million decline in the fair values of two real estate-related investments held by the Private Equity unit within the Real Estate Capital line of business, and less favorable results related to trading activities conducted in the Debt Capital markets area.
The provision for loan losses rose by $55 million, reflecting increases in nonperforming loans in the Real Estate Capital and Consumer Finance lines of business.
Noninterest expense grew by $24 million, or 8%, from the year-ago quarter, reflecting a $12 million rise in costs associated with operating leases, and smaller increases in a variety of other expense components.
On October 1, 2007, Key acquired Tuition Management Systems, Inc., one of the nation’s largest providers of outsourced tuition planning, billing and related technology services. Headquartered in Warwick, Rhode Island, Tuition Management Systems serves more than 700

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

colleges, universities, elementary and secondary educational institutions. The payment plan systems and technology in place at Tuition Management Systems and the array of payment plan products offered by Key will create one of the largest, most robust payment plan offerings in the nation.
Other Segments
Other segments consist of Corporate Treasury and Key’s Principal Investing unit. These segments generated net income of $16 million for the third quarter of 2007, compared to $20 million for the same period last year. A reduction in net gains from principal investing caused the decrease.
Line of Business Descriptions
Community Banking
Regional Banking provides individuals with branch-based deposit and investment products, personal finance services and loans, including residential mortgages, home equity and various types of installment loans. This line of business also provides small businesses with deposit, investment and credit products, and business advisory services.
Regional Banking also offers financial, estate and retirement planning, and asset management services to assist high-net-worth clients with their banking, trust, portfolio management, insurance, charitable giving and related needs.
Commercial Banking provides midsize businesses with products and services that include commercial lending, cash management, equipment leasing, investment and employee benefit programs, succession planning, access to capital markets, derivatives and foreign exchange.
National Banking
Real Estate Capital provides construction and interim lending, permanent debt placements and servicing, and equity and investment banking services to developers, brokers and owner-investors. This line of business deals exclusively with nonowner-occupied properties (i.e., generally properties in which at least 50% of the debt service is provided by rental income from nonaffiliated third parties).
Equipment Finance meets the equipment leasing needs of companies worldwide and provides equipment manufacturers, distributors and resellers with financing options for their clients. Lease financing receivables and related revenues are assigned to other lines of business (primarily Institutional and Capital Markets, and Commercial Banking) if those businesses are principally responsible for maintaining the relationship with the client.
Institutional and Capital Markets provides products and services to large corporations, middle-market companies, financial institutions, government entities and not-for-profit organizations. These products and services include commercial lending, treasury management, investment banking, derivatives and foreign exchange, equity and debt underwriting and trading, and syndicated finance.
Through its Victory Capital Management unit, Institutional and Capital Markets also manages or gives advice regarding investment portfolios for a national client base, including corporations, labor unions, not-for-profit organizations, governments and individuals. These portfolios may be managed in separate accounts, common funds or the Victory family of mutual funds.
Consumer Finance includes Indirect Lending, Commercial Floor Plan Lending, Home Equity Services and Business Services.

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Indirect Lending offers loans to consumers through dealers. This business unit also provides federal and private education loans to students and their parents, and processes payments on loans that private schools make to parents.
Commercial Floor Plan Lending finances inventory for automobile and marine dealers.
Home Equity Services works with home improvement contractors to provide home equity and home improvement financing solutions.
Business Services provides payroll processing solutions for businesses of all sizes.
Cleveland-based KeyCorp is one of the nation’s largest bank-based financial services companies, with assets of approximately $97 billion. Key companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. The company’s businesses deliver their products and services through 954 branches and additional offices; a network of 1,439 ATMs; telephone banking centers (1.800.KEY2YOU); and a Web site, https://www.key.com/,® that provides account access and financial products 24 hours a day.
Notes to Editors:
A live Internet broadcast of KeyCorp’s conference call to discuss quarterly earnings and currently anticipated earnings trends and to answer analysts’ questions can be accessed through the Investor Relations section at https://www.key.com/ir at 9:00 a.m. ET, on Tuesday,
October 16, 2007. An audio replay of the call will be available through October 23.
For up-to-date company information, media contacts and facts and figures about Key’s lines of business visit our Media Newsroom at https://www.key.com/newsroom.

This news release contains forward-looking statements, including statements about our financial condition, results of operations, earnings outlook, asset quality trends and profitability. Forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to assumptions, risks and uncertainties. Although management believes that the expectations and forecasts reflected in these forward-looking statements are reasonable, actual results could differ materially due to a variety of factors including: (1) changes in interest rates; (2) changes in trade, monetary or fiscal policy; (3) changes in general economic conditions, or in the condition of the local economies or industries in which we have significant operations or assets, which could, among other things, materially impact credit quality trends and our ability to generate loans; (4) increased competitive pressure among financial services companies; (5) the inability to successfully execute strategic initiatives designed to grow revenues and/or manage expenses; (6) consummation of significant business combinations or divestitures; (7) operational or risk management failures due to technological or other factors; (8) heightened regulatory practices, requirements or expectations; (9) new legal obligations or liabilities or unfavorable resolution of litigation; (10) adverse capital markets conditions; (11) continued disruption in the fixed income markets; (12) disruption in the economy and general business climate as a result of terrorist activities or military actions; and (13) changes in accounting or tax practices or requirements. Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. We do not assume any obligation to update these forward-looking statements. For further information regarding KeyCorp, please read KeyCorp’s reports that are filed with the Securities and Exchange Commission and are available at www.sec.gov.
###

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Financial Highlights

	Three months ended
(dollars in millions, except per share amounts)	9-30-07	6-30-07	9-30-06

Summary of operations
Net interest income (TE)	$712	$706	$726
Noninterest income	438	649	543

Total revenue (TE)	1,150	1,355	1,269
Provision for loan losses	69	53	35
Noninterest expense	753	815	790
Income from continuing operations before cumulative effect of accounting change	224	337	305
(Loss) income from discontinued operations, net of taxes	(14)	(3)	7
Net income	210	334	312

Per common share
Income from continuing operations before cumulative effect of accounting change	$.58	$.86	$.76
Income from continuing operations before cumulative effect of accounting change — assuming dilution	.57	.85	.74
(Loss) income from discontinued operations	(.03)	(.01)	.02
(Loss) income from discontinued operations — assuming dilution	(.03)	(.01)	.02
Net income	.54	.85	.77
Net income — assuming dilution	.54	.84	.76
Cash dividends declared	.365	.365	.345
Book value at period end	20.12	19.78	19.73
Market price at period end	32.33	34.33	37.44

Performance ratios — from continuing operations
Return on average total assets	.93%	1.45%	1.31%
Return on average equity	11.50	17.66	15.52
Net interest margin (TE)	3.40	3.46	3.61

Performance ratios — from consolidated operations
Return on average total assets	.88%	1.43%	1.30%
Return on average equity	10.79	17.50	15.88
Net interest margin (TE)	3.40	3.46	3.63

Capital ratios at period end
Equity to assets	8.03%	8.19%	8.26%
Tangible equity to tangible assets	6.78	6.89	6.81
Tier 1 risk-based capital [a]	7.92	8.14	8.02
Total risk-based capital [a]	11.73	12.15	12.13
Leverage [a]	8.96	9.11	8.89

Asset quality
Net loan charge-offs	$59	$53	$43
Net loan charge-offs to average loans from continuing operations	.35%	.32%	.26%
Allowance for loan losses	$955	$945	$944
Allowance for loan losses to period-end loans	1.38%	1.42%	1.44%
Allowance for loan losses to nonperforming loans	191.77	342.39	423.32
Nonperforming loans at period end	$498	$276	$223
Nonperforming assets at period end	570	378	329
Nonperforming loans to period-end portfolio loans	.72%	.41%	.34%
Nonperforming assets to period-end portfolio loans plus OREO and other nonperforming assets	.83	.57	.50

Trust and brokerage assets
Assets under management	$88,100	$85,592	$84,060
Nonmanaged and brokerage assets [b]	33,273	33,485	55,221

Other data
Average full-time equivalent employees	18,567	18,888	20,264
Branches	954	954	949

Taxable-equivalent adjustment	$18	$20	$21

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Financial Highlights (continued)

	Nine months ended
(dollars in millions, except per share amounts)	9-30-07	9-30-06

Summary of operations
Net interest income (TE)	$2,118	$2,174
Noninterest income	1,741	1,569

Total revenue (TE)	3,859	3,743
Provision for loan losses	166	97
Noninterest expense	2,352	2,340
Income from continuing operations before cumulative effect of accounting change	919	882
(Loss) income from discontinued operations, net of taxes	(25)	22
Net income	894	909

Per common share
Income from continuing operations before cumulative effect of accounting change	$2.34	$2.18
Income from continuing operations before cumulative effect of accounting change — assuming dilution	2.31	2.15
(Loss) income from discontinued operations	(.06)	.05
(Loss) income from discontinued operations — assuming dilution	(.06)	.05
Net income	2.28	2.24
Net income — assuming dilution	2.25	2.21
Cash dividends declared	1.095	1.035

Performance ratios — from continuing operations
Return on average total assets	1.31%	1.30%
Return on average equity	16.03	15.44
Net interest margin (TE)	3.46	3.67

Performance ratios — from consolidated operations
Return on average total assets	1.28%	1.29%
Return on average equity	15.59	15.82
Net interest margin (TE)	3.46	3.69

Asset quality
Net loan charge-offs	$156	$116
Net loan charge-offs to average loans from continuing operations	.31%	.24%

Other data
Average full-time equivalent employees	19,081	19,974

Taxable-equivalent adjustment	$59	$71

(a)	9-30-07 ratio is estimated.

(b)	On February 9, 2007, Key sold the McDonald Investments branch network.

TE	= Taxable Equivalent

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Consolidated Balance Sheets

(dollars in millions)	9-30-07	6-30-07	9-30-06

Assets
Loans	$68,999	$66,692	$65,551
Loans held for sale	4,791	4,546	7,150
Investment securities	36	37	41
Securities available for sale	7,915	7,819	7,441
Short-term investments	1,723	1,632	1,582
Other investments	1,509	1,602	1,367

Total earning assets	84,973	82,328	83,132
Allowance for loan losses	(955)	(945)	(944)
Cash and due from banks	2,016	1,818	2,957
Premises and equipment	631	600	567
Operating lease assets	1,135	1,110	1,076
Goodwill	1,201	1,202	1,372
Other intangible assets	105	110	127
Corporate-owned life insurance	2,845	2,822	2,754
Derivative assets	1,497	1,160	915
Accrued income and other assets	3,918	3,871	4,199

Total assets	$97,366	$94,076	$96,155

Liabilities
Deposits in domestic offices:
NOW and money market deposit accounts	$24,198	$23,315	$25,150
Savings deposits	1,544	1,613	1,672
Certificates of deposit ($100,000 or more)	6,672	6,197	5,734
Other time deposits	11,403	11,832	11,848

Total interest-bearing deposits	43,817	42,957	44,404
Noninterest-bearing deposits	14,003	14,199	13,396
Deposits in foreign office — interest-bearing	5,894	3,443	3,629

Total deposits	63,714	60,599	61,429
Federal funds purchased and securities sold under repurchase agreements	5,398	4,362	4,701
Bank notes and other short-term borrowings	2,743	2,631	2,594
Derivative liabilities	1,063	1,119	844
Accrued expense and other liabilities	5,079	5,083	4,986
Long-term debt	11,549	12,581	13,654

Total liabilities	89,546	86,375	88,208

Shareholders’ equity
Preferred stock	—	—	—
Common shares	492	492	492
Capital surplus	1,617	1,652	1,588
Retained earnings	8,788	8,720	8,371
Treasury stock, at cost	(3,023)	(2,994)	(2,434)
Accumulated other comprehensive loss	(54)	(169)	(70)

Total shareholders’ equity	7,820	7,701	7,947

Total liabilities and shareholders’ equity	$97,366	$94,076	$96,155

Common shares outstanding (000)	388,708	389,362	402,748

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Consolidated Statements of Income

	Three months ended			Nine months ended
(dollars in millions, except per share amounts)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Interest income
Loans	$1,209	$1,176	$1,178	$3,546	$3,374
Loans held for sale	91	82	94	248	235
Investment securities	—	—	1	1	2
Securities available for sale	106	106	84	312	251
Short-term investments	16	16	16	50	47
Other investments	12	15	16	40	58

Total interest income	1,434	1,395	1,389	4,197	3,967

Interest expense
Deposits	482	447	428	1,362	1,136
Federal funds purchased and securities sold under repurchase agreements	55	59	30	163	70
Bank notes and other short-term borrowings	30	18	24	59	75
Long-term debt	173	185	202	554	583

Total interest expense	740	709	684	2,138	1,864

Net interest income	694	686	705	2,059	2,103
Provision for loan losses	69	53	35	166	97

Net interest income after provision for loan losses	625	633	670	1,893	2,006

Noninterest income
Trust and investment services income	119	115	137	359	411
Service charges on deposit accounts	88	84	78	247	227
Investment banking and capital markets income	9	52	44	105	161
Operating lease income	70	66	58	200	166
Letter of credit and loan fees	51	45	48	134	133
Corporate-owned life insurance income	27	32	23	84	74
Electronic banking fees	25	25	27	74	78
Net gains (losses) from loan securitizations and sales	(53)	33	14	(11)	34
Net securities gains (losses)	4	2	(7)	(41)	(2)
Gain on sale of McDonald Investments branch network	—	—	—	171	—
Other income	98	195	121	419	287

Total noninterest income	438	649	543	1,741	1,569

Noninterest expense
Personnel	383	411	418	1,222	1,245
Net occupancy	60	59	62	182	182
Computer processing	49	49	52	149	157
Operating lease expense	58	55	48	165	134
Professional fees	27	26	28	79	101
Equipment	22	24	26	71	78
Marketing	21	20	32	60	70
Other expense	133	171	124	424	373

Total noninterest expense	753	815	790	2,352	2,340

Income from continuing operations before income taxes and cumulative effect of accounting change	310	467	423	1,282	1,235
Income taxes	86	130	118	363	353

Income from continuing operations before cumulative effect of accounting change	224	337	305	919	882
(Loss) income from discontinued operations, net of taxes	(14)	(3)	7	(25)	22

Income before cumulative effect of accounting change	210	334	312	894	904
Cumulative effect of change in accounting for forfeited stock-based awards, net of taxes	—	—	—	—	5

Net income	$210	$334	$312	$894	$909

Per common share:
Income from continuing operations before cumulative effect of accounting change	$.58	$.86	$.76	$2.34	$2.18
Income before cumulative effect of accounting change	.54	.85	.77	2.28	2.23
Net income	.54	.85	.77	2.28	2.24

Per common share — assuming dilution:
Income from continuing operations before cumulative effect of accounting change	$.57	$.85	$.74	$2.31	$2.15
Income before cumulative effect of accounting change	.54	.84	.76	2.25	2.20
Net income	.54	.84	.76	2.25	2.21

Cash dividends declared per common share	$.365	$.365	$.345	$1.095	$1.035

Weighted-average common shares outstanding (000)	389,319	392,045	403,780	393,048	405,218
Weighted-average common shares and potential common shares outstanding (000)	393,164	396,918	409,428	397,816	411,029

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Consolidated Average Balance Sheets, Net Interest Income and Yields /Rates
From Continuing Operations

	Third Quarter 2007			Second Quarter 2007			Third Quarter 2006
	Average		Yield /	Average		Yield /	Average		Yield /
(dollars in millions)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Loans: [a,b]
Commercial, financial and agricultural	$22,393	$410	7.25%	$21,856	$401	7.36%	$21,648	$400	7.34%
Real estate — commercial mortgage	8,855	172	7.69	8,565	165	7.75	8,106	164	8.04
Real estate — construction	8,285	167	8.01	8,243	167	8.09	7,965	171	8.51
Commercial lease financing	10,172	147	5.80	10,096	142	5.62	9,850	144	5.83

Total commercial loans	49,705	896	7.16	48,760	875	7.19	47,569	879	7.34
Real estate — residential	1,586	26	6.68	1,472	24	6.57	1,415	23	6.49
Home equity	10,883	199	7.22	10,752	193	7.22	11,017	200	7.19
Consumer — direct	1,342	36	10.66	1,370	37	10.64	1,585	36	9.07
Consumer — indirect	4,164	70	6.79	3,961	67	6.76	3,594	61	6.83

Total consumer loans	17,975	331	7.33	17,555	321	7.33	17,611	320	7.23

Total loans	67,680	1,227	7.20	66,315	1,196	7.23	65,180	1,199	7.31
Loans held for sale	4,731	91	7.59	4,415	82	7.50	4,578	94	8.17
Investment securities [a]	36	—	6.43	39	—	6.72	42	1	8.12
Securities available for sale [c]	7,825	106	5.45	7,793	106	5.45	7,216	84	4.61
Short-term investments	1,688	16	3.99	1,484	16	4.19	1,588	16	3.78
Other investments [c]	1,563	12	2.99	1,541	15	3.68	1,363	16	4.67

Total earning assets	83,523	1,452	6.92	81,587	1,415	6.95	79,967	1,410	7.00
Allowance for loan losses	(942)			(942)			(951)
Accrued income and other assets	12,581			12,767			13,247

Total assets	$95,162			$93,412			$92,263

Liabilities
NOW and money market deposit accounts	$24,190	209	3.41	$22,953	179	3.14	$25,230	194	3.05
Savings deposits	1,581	—	.19	1,633	1	.19	1,700	1	.19
Certificates of deposit ($100,000 or more) [d]	6,274	80	5.06	6,237	79	5.03	5,517	67	4.82
Other time deposits	11,512	136	4.68	12,047	141	4.70	11,700	127	4.29
Deposits in foreign office [e]	4,540	57	5.00	3,600	47	5.20	2,820	39	5.55

Total interest-bearing deposits	48,097	482	3.98	46,470	447	3.85	46,967	428	3.61
Federal funds purchased and securities sold under repurchase agreements [e]	4,470	55	4.85	4,748	59	5.04	2,315	30	5.05
Bank notes and other short-term borrowings	2,539	30	4.70	1,771	18	4.14	2,285	24	4.29
Long-term debt [d,e]	11,801	173	5.89	12,909	185	5.83	13,763	202	5.83

Total interest-bearing liabilities	66,907	740	4.40	65,898	709	4.33	65,330	684	4.15

Noninterest-bearing deposits	14,424			13,927			13,073
Accrued expense and other liabilities	6,106			5,933			6,063

Total liabilities	87,437			85,758			84,466

Shareholders’ equity	7,725			7,654			7,797

Total liabilities and shareholders’ equity	$95,162			$93,412			$92,263

Interest rate spread (TE)			2.52%			2.62%			2.85%

Net interest income (TE) and net interest margin (TE)		712	3.40%		706	3.46%		726	3.61%

TE adjustment [a]		18			20			21

Net interest income, GAAP basis		$694			$686			$705

(a)	Interest income on tax-exempt securities and loans has been adjusted to a taxable-equivalent basis using the statutory federal income tax rate of 35%.

(b)	For purposes of these computations, nonaccrual loans are included in average loan balances.

(c)	Yield is calculated on the basis of amortized cost.

(d)	Rate calculation excludes basis adjustments related to fair value hedges.

(e)	Results from continuing operations exclude the dollar amount of liabilities assumed necessary to support interest-earning assets held by the discontinued Champion Mortgage finance business. The interest expense related to these liabilities, which also is excluded from continuing operations, was calculated using a matched funds transfer pricing methodology.
TE = Taxable Equivalent
GAAP = U.S. generally accepted accounting principles

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Consolidated Average Balance Sheets, Net Interest Income and Yields/Rates
From Continuing Operations

	Nine months ended September 30, 2007			Nine months ended September 30, 2006
	Average		Yield /	Average		Yield /
(dollars in millions)	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Loans: [a,b]
Commercial, financial and agricultural	$21,940	$1,203	7.33%	$21,779	$1,147	7.04%
Real estate — commercial mortgage	8,617	500	7.76	8,089	461	7.62
Real estate — construction	8,252	500	8.10	7,618	461	8.10
Commercial lease financing	10,121	435	5.73	9,733	435	5.95

Total commercial loans	48,930	2,638	7.20	47,219	2,504	7.09
Real estate — residential	1,501	74	6.61	1,431	69	6.45
Home equity	10,781	583	7.22	10,997	578	7.03
Consumer — direct	1,387	109	10.47	1,666	118	9.46
Consumer — indirect	3,963	201	6.78	3,489	176	6.72

Total consumer loans	17,632	967	7.33	17,583	941	7.15

Total loans	66,562	3,605	7.24	64,802	3,445	7.10
Loans held for sale	4,365	248	7.59	4,041	235	7.78
Investment securities [a]	38	1	6.79	50	2	7.38
Securities available for sale [c]	7,723	312	5.39	7,147	251	4.64
Short-term investments	1,593	50	4.24	1,670	47	3.76
Other investments [c]	1,502	40	3.43	1,365	58	5.45

Total earning assets	81,783	4,256	6.95	79,075	4,038	6.81
Allowance for loan losses	(942)			(956)
Accrued income and other assets	12,727			13,128

Total assets	$93,568			$91,247

Liabilities
NOW and money market deposit accounts	$23,525	565	3.21	$25,012	512	2.74
Savings deposits	1,614	2	.19	1,754	3	.24
Certificates of deposit ($100,000 or more) [d]	6,221	235	5.04	5,436	186	4.57
Other time deposits	11,872	415	4.68	11,481	345	4.02
Deposits in foreign office [e]	3,804	145	5.10	2,325	90	5.18

Total interest-bearing deposits	47,036	1,362	3.87	46,008	1,136	3.30
Federal funds purchased and securities sold under repurchase agreements [e]	4,376	163	4.97	2,012	70	4.65
Bank notes and other short-term borrowings	1,813	59	4.37	2,443	75	4.11
Long-term debt [d,e]	12,769	554	5.87	13,946	583	5.57

Total interest-bearing liabilities	65,994	2,138	4.34	64,409	1,864	3.87

Noninterest-bearing deposits	13,867			12,928
Accrued expense and other liabilities	6,041			6,230

Total liabilities	85,902			83,567

Shareholders’ equity	7,666			7,680

Total liabilities and shareholders’ equity	$93,568			$91,247

Interest rate spread (TE)			2.61%			2.94%

Net interest income (TE) and net interest margin (TE)		2,118	3.46%		2,174	3.67%

TE adjustment [a]		59			71

Net interest income, GAAP basis		$2,059			$2,103

(a)	Interest income on tax-exempt securities and loans has been adjusted to a taxable-equivalent basis using the statutory federal income tax rate of 35%.

(b)	For purposes of these computations, nonaccrual loans are included in average loan balances.

(c)	Yield is calculated on the basis of amortized cost.

(d)	Rate calculation excludes basis adjustments related to fair value hedges.

(e)	Results from continuing operations exclude the dollar amount of liabilities assumed necessary to support interest-earning assets held by the discontinued Champion Mortgage finance business. The interest expense related to these liabilities, which also is excluded from continuing operations, was calculated using a matched funds transfer pricing methodology.
TE = Taxable Equivalent
GAAP = U.S. generally accepted accounting principles

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Noninterest Income

	Three months ended			Nine months ended
(in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Trust and investment services income [a]	$119	$115	$137	$359	$411
Service charges on deposit accounts	88	84	78	247	227
Investment banking and capital markets income [a]	9	52	44	105	161
Operating lease income	70	66	58	200	166
Letter of credit and loan fees	51	45	48	134	133
Corporate-owned life insurance income	27	32	23	84	74
Electronic banking fees	25	25	27	74	78
Net gains (losses) from loan securitizations and sales	(53)	33	14	(11)	34
Net securities gains (losses)	4	2	(7)	(41)	(2)
Gain on sale of McDonald Investments branch network	—	—	—	171	—
Other income:
Insurance income	16	15	18	45	49
Loan securitization servicing fees	5	6	5	16	15
Credit card fees	4	3	8	10	14
Net gains from principal investing	9	90	28	128	48
Gains related to Mastercard Incorporated shares	27	40	—	67	9
Litigation settlement — automobile residual value insurance	—	—	—	26	—
Miscellaneous income	37	41	62	127	152

Total other income	98	195	121	419	287

Total noninterest income	$438	$649	$543	$1,741	$1,569

(a) Additional detail provided in tables below.

Trust and Investment Services Income

	Three months ended			Nine months ended
(in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Brokerage commissions and fee income	$26	$28	$56	$94	$177
Personal asset management and custody fees	41	41	39	122	116
Institutional asset management and custody fees	52	46	42	143	118

Total trust and investment services income	$119	$115	$137	$359	$411

Investment Banking and Capital Markets Income

	Three months ended			Nine months ended
(in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Investment banking income	$22	$22	$21	$65	$69
Income (loss) from other investments	(22)	6	5	(11)	37
Dealer trading and derivatives income (loss)	(2)	12	7	18	23
Foreign exchange income	11	12	11	33	32

Total investment banking and capital markets income	$9	$52	$44	$105	$161

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Noninterest Expense

	Three months ended			Nine months ended
(dollars in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Personnel [a]	$383	$411	$418	$1,222	$1,245
Net occupancy	60	59	62	182	182
Computer processing	49	49	52	149	157
Operating lease expense	58	55	48	165	134
Professional fees	27	26	28	79	101
Equipment	22	24	26	71	78
Marketing	21	20	32	60	70
Other expense:
Postage and delivery	11	11	13	34	38
Franchise and business taxes	8	8	9	25	29
Telecommunications	7	7	7	21	21
Provision for losses on lending-related commitments	5	6	—	3	—
Miscellaneous expense	102	139	95	341	285

Total other expense	133	171	124	424	373

Total noninterest expense	$753	$815	$790	$2,352	$2,340

Average full-time equivalent employees	18,567	18,888	20,264	19,081	19,974

(a)    Additional detail provided in table below.
Personnel Expense

	Three months ended			Nine months ended
(in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Salaries	$240	$236	$240	$721	$703
Incentive compensation	55	82	93	212	268
Employee benefits	67	73	67	222	222
Stock-based compensation	17	16	15	57	47
Severance	4	4	3	10	5

Total personnel expense	$383	$411	$418	$1,222	$1,245

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Loan Composition

				Percent change 9-30-07 vs.
(dollars in millions)	9-30-07	6-30-07	9-30-06	6-30-07	9-30-06

Commercial, financial and agricultural	$23,192	$21,814	$21,556	6.3%	7.6%
Commercial real estate:
Commercial mortgage	9,272	8,629	8,266	7.5	12.2
Construction	8,214	8,214	8,272	—	(.7)

Total commercial real estate loans	17,486	16,843	16,538	3.8	5.7
Commercial lease financing	10,309	10,138	9,860	1.7	4.6

Total commercial loans	50,987	48,795	47,954	4.5	6.3
Real estate — residential mortgage	1,583	1,572	1,407	.7	12.5
Home equity	10,904	10,879	10,988	.2	(.8)
Consumer — direct	1,308	1,366	1,576	(4.2)	(17.0)
Consumer — indirect:
Marine	3,549	3,444	2,982	3.0	19.0
Other	668	636	644	5.0	3.7

Total consumer — indirect loans	4,217	4,080	3,626	3.4	16.3

Total consumer loans	18,012	17,897	17,597	.6	2.4

Total loans	$68,999	$66,692	$65,551	3.5%	5.3%

Loans Held for Sale Composition

				Percent change 9-30-07 vs.
(dollars in millions)	9-30-07	6-30-07	9-30-06	6-30-07	9-30-06

Commercial, financial and agricultural	$67	$76	$219	(11.8)%	(69.4)%
Real estate — commercial mortgage	1,560	1,613	1,062	(3.3)	46.9
Real estate — construction	237	172	198	37.8	19.7
Commercial lease financing	5	22	2	(77.3)	150.0
Real estate — residential mortgage	36	39	21	(7.7)	71.4
Home equity [a]	1	—	2,485	N/M	(99.9)
Education	2,877	2,616	3,147	10.0	(8.6)
Automobile	8	8	16	—	(50.0)

Total loans held for sale	$4,791	$4,546	$7,150	5.4%	(33.0)%

(a)	On August 1, 2006, Key transferred $2.5 billion of home equity loans from the loan portfolio to loans held for sale in connection with the November 29, 2006, sale of the Champion Mortgage loan portfolio.
N/M = Not Meaningful

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Summary of Loan Loss Experience

	Three months ended			Nine months ended
(dollars in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Average loans outstanding from continuing operations	$67,680	$66,315	$65,180	$66,562	$64,802

Allowance for loan losses at beginning of period	$945	$944	$956	$944	$966
Loans charged off:
Commercial, financial and agricultural	33	30	30	80	74

Real estate — commercial mortgage	2	5	3	13	9
Real estate — construction	7	2	1	10	3

Total commercial real estate loans	9	7	4	23	12
Commercial lease financing	11	9	13	33	27

Total commercial loans	53	46	47	136	113
Real estate — residential mortgage	1	1	2	3	5
Home equity	9	8	6	25	22
Consumer — direct	8	8	7	23	26
Consumer — indirect	11	9	8	31	28

Total consumer loans	29	26	23	82	81

	82	72	70	218	194
Recoveries:
Commercial, financial and agricultural	11	6	8	24	27

Real estate — commercial mortgage	—	1	2	4	3
Real estate — construction	1	—	1	1	1

Total commercial real estate loans	1	1	3	5	4
Commercial lease financing	3	4	9	10	23

Total commercial loans	15	11	20	39	54
Real estate — residential mortgage	—	1	—	1	1
Home equity	1	2	2	4	5
Consumer — direct	3	1	1	6	5
Consumer — indirect	4	4	4	12	13

Total consumer loans	8	8	7	23	24

	23	19	27	62	78

Net loan charge-offs	(59)	(53)	(43)	(156)	(116)
Provision for loan losses from continuing operations	69	53	35	166	97
Provision for loan losses from discontinued operations	—	—	(4)	—	(3)
Foreign currency translation adjustment	—	1	—	1	—

Allowance for loan losses at end of period	$955	$945	$944	$955	$944

Net loan charge-offs to average loans from continuing operations	.35%	.32%	.26%	.31%	.24%
Allowance for loan losses to period-end loans	1.38	1.42	1.44	1.38	1.44
Allowance for loan losses to nonperforming loans	191.77	342.39	423.32	191.77	423.32

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Changes in Liability for Credit Losses on Lending-Related Commitments

	Three months ended			Nine months ended
(in millions)	9-30-07	6-30-07	9-30-06	9-30-07	9-30-06

Balance at beginning of period	$50	$45	$59	$53	$59
Provision for losses on lending-related commitments	5	6	—	3	—
Charge-offs	—	(1)	—	(1)	—

Balance at end of period [a]	$55	$50	$59	$55	$59

Summary of Nonperforming Assets and Past Due Loans

(dollars in millions)	9-30-07	6-30-07	3-31-07	12-31-06	9-30-06

Commercial, financial and agricultural	$94	$83	$70	$38	$42

Real estate — commercial mortgage	41	41	44	48	36
Real estate — construction	228	23	10	10	37

Total commercial real estate loans	269	64	54	58	73
Commercial lease financing	30	34	31	22	20

Total commercial loans	393	181	155	118	135
Real estate — residential mortgage	29	27	32	34	34
Home equity	61	55	52	50	46
Consumer — direct	2	2	2	2	2
Consumer — indirect	13	11	13	11	6

Total consumer loans	105	95	99	97	88

Total nonperforming loans	498	276	254	215	223

Nonperforming loans held for sale [b]	6	4	3	3	56

OREO	21	27	42	57	52
Allowance for OREO losses	(1)	(2)	(2)	(3)	(3)

OREO, net of allowance	20	25	40	54	49

Other nonperforming assets	46 [c]	73 [c]	56 [c]	1	1

Total nonperforming assets	$570	$378	$353	$273	$329

Accruing loans past due 90 days or more	$190	$181	$146	$120	$125
Accruing loans past due 30 through 89 days	717	623	626	644	715
Nonperforming loans to period-end portfolio loans	.72%	.41%	.39%	.33%	.34%
Nonperforming assets to period-end portfolio loans plus OREO and other nonperforming assets	.83	.57	.54	.41	.50

Summary of Changes in Nonperforming Loans

(in millions)	3Q07	2Q07	1Q07	4Q06	3Q06

Balance at beginning of period	$276	$254	$215	$223	$279
Loans placed on nonaccrual status	337	130	129	115	134
Charge-offs	(81)	(72)	(61)	(74)	(70)
Loans sold	(6)	(7)	—	(5)	(22)
Payments	(13)	(21)	(7)	(23)	(43)
Transfer to held-for-sale portfolio [b]	—	—	—	—	(55)
Transfers to OREO	(12)	—	(9)	(12)	—
Loans returned to accrual status	(3)	(8)	(13)	(9)	—

Balance at end of period	$498	$276	$254	$215	$223

(a)	Included in “accrued expense and other liabilities” on the consolidated balance sheet.

(b)	On August 1, 2006, Key transferred approximately $55 million of home equity loans from nonperforming loans to nonperforming loans held for sale in connection with the anticipated November 29, 2006, sale of the Champion Mortgage finance business.

(c)	Primarily investments held by the Private Equity unit within Key’s Real Estate Capital line of business.

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Line of Business Results
Community Banking

						Percent change 3Q07 vs.
(dollars in millions)	3Q07	2Q07	1Q07	4Q06	3Q06	2Q07	3Q06

Summary of operations
Total revenue (TE)	$626	$629	$805	$678	$687	(.5)%	(8.9)%
Provision for loan losses	1	21	14	23	22	(95.2)	(95.5)
Noninterest expense	417	450	470	493	486	(7.3)	(14.2)
Net income	131	99	200	101	112	32.3	17.0
Average loans and leases	26,947	26,576	26,456	26,697	26,794	1.4	.6
Average deposits	46,727	46,124	46,521	47,348	46,939	1.3	(.5)
Net loan charge-offs	20	26	19	24	21	(23.1)	(4.8)
Return on average allocated equity	20.77%	16.13%	32.96	16.05%	17.73%	N/A	N/A
Average full-time equivalent employees	8,632	9,028	9,478	9,683	9,836	(4.4)	(12.2)

Supplementary information (lines of business)
Regional Banking
Total revenue (TE)	$532	$535	$713	$579	$587	(.6)%	(9.4)%
Provision for loan losses	12	19	18	19	19	(36.8)	(36.8)
Noninterest expense	371	401	422	444	436	(7.5)	(14.9)
Net income	94	72	171	72	83	30.6	13.3
Average loans and leases	18,661	18,459	18,483	18,677	18,822	1.1	(.9)
Average deposits	43,229	42,712	43,039	43,749	43,495	1.2	(.6)
Net loan charge-offs	18	19	18	19	19	(5.3)	(5.3)
Return on average allocated equity	21.38%	16.72%	39.83%	16.10%	18.52%	N/A	N/A
Average full-time equivalent employees	8,322	8,709	9,155	9,362	9,516	(4.4)	(12.5)

Commercial Banking
Total revenue (TE)	$94	$94	$92	$99	$100	—	(6.0)%
Provision for loan losses	(11)	2	(4)	4	3	N/M	N/M
Noninterest expense	46	49	48	49	50	(6.1)%	(8.0)
Net income	37	27	29	29	29	37.0	27.6
Average loans and leases	8,286	8,117	7,973	8,020	7,972	2.1	3.9
Average deposits	3,498	3,412	3,482	3,599	3,444	2.5	1.6
Net loan charge-offs	2	7	1	5	2	(71.4)	—
Return on average allocated equity	19.37%	14.73%	16.33%	15.91%	15.80%	N/A	N/A
Average full-time equivalent employees	310	319	323	321	320	(2.8)	(3.1)

KeyCorp Reports Third Quarter 2007 Earnings
October 16, 2007

Line of Business Results (continued)
National Banking

						Percent change 3Q07 vs.
(dollars in millions)	3Q07	2Q07	1Q07	4Q06	3Q06	2Q07	3Q06

Summary of operations
Total revenue (TE)	$511	$617	$599	$669	$586	(17.2)%	(12.8)%
Provision for loan losses	68	32	30	30	13	112.5	423.1
Noninterest expense	328	327	314	328	304	.3	7.9
Income from continuing operations	72	162	159	195	169	(55.6)	(57.4)
Net income	58	159	151	30	176	(63.5)	(67.0)
Average loans and leases [a]	40,277	39,323	38,839	38,469	37,871	2.4	6.4
Average loans held for sale [a]	4,692	4,377	3,917	4,521	4,553	7.2	3.1
Average deposits [a]	12,633	12,085	11,294	11,876	11,106	4.5	13.7
Net loan charge-offs [a]	39	27	25	30	22	44.4	77.3
Return on average allocated equity [a]	6.90%	15.76%	16.06%	19.45%	17.27%	N/A	N/A
Return on average allocated equity	5.56	15.46	15.25	2.82	16.92	N/A	N/A
Average full-time equivalent employees	3,841	3,820	4,207	4,293	4,305	.5	(10.8)

Supplementary information (lines of business)
Real Estate Capital
Total revenue (TE)	$104	$187	$167	$189	$170	(44.4)%	(38.8)%
Provision for loan losses	43	8	1	18	7	437.5	514.3
Noninterest expense	77	79	71	69	70	(2.5)	10.0
Net income (loss)	(10)	64	59	63	58	N/M	N/M
Average loans and leases	13,187	12,827	12,755	12,931	12,854	2.8	2.6
Average loans held for sale	1,584	1,241	1,145	1,125	1,022	27.6	55.0
Average deposits	5,559	4,864	4,293	4,091	3,593	14.3	54.7
Net loan charge-offs	7	3	1	8	—	133.3	N/M
Return on average allocated equity	(2.96)%	19.58%	19.30%	20.42%	19.06%	N/A	N/A
Average full-time equivalent employees	1,007	991	971	957	970	1.6	3.8

Equipment Finance
Total revenue (TE)	$139	$153	$135	$146	$137	(9.2)%	1.5%
Provision for loan losses	16	16	13	7	11	—	45.5
Noninterest expense	94	92	85	77	81	2.2	16.0
Net income	18	28	23	39	28	(35.7)	(35.7)
Average loans and leases	10,681	10,609	10,479	10,222	10,100	.7	5.8
Average loans held for sale	6	10	4	33	6	(40.0)	—
Average deposits	16	16	13	15	19	—	(15.8)
Net loan charge-offs	16	16	13	14	11	—	45.5
Return on average allocated equity	7.92%	12.69%	10.66%	18.01%	13.02%	N/A	N/A
Average full-time equivalent employees	985	971	952	938	927	1.4	6.3

Institutional and Capital Markets
Total revenue (TE)	$183	$190	$183	$222	$190	(3.7)%	(3.7)%
Provision for loan losses	(3)	—	1	(4)	3	N/M	N/M
Noninterest expense	118	115	117	136	110	2.6	7.3
Net income	42	46	42	58	48	(8.7)	(12.5)
Average loans and leases	7,693	7,454	7,435	7,521	7,390	3.2	4.1
Average loans held for sale	373	468	140	387	454	(20.3)	(17.8)
Average deposits	6,633	6,815	6,600	7,372	7,042	(2.7)	(5.8)
Net loan charge-offs (recoveries)	5	—	1	(2)	5	N/M	—
Return on average allocated equity	14.34%	15.41%	14.31%	18.99%	16.46%	N/A	N/A
Average full-time equivalent employees	1,320	1,302	1,350	1,375	1,385	1.4	(4.7)

Consumer Finance
Total revenue (TE)	$85	$87	$114	$112	$89	(2.3)%	(4.5)%
Provision for loan losses	12	8	15	9	(8)	50.0	N/M
Noninterest expense	39	41	41	46	43	(4.9)	(9.3)
Income from continuing operations	22	24	35	35	35	(8.3)	(37.1)
Net income (loss)	8	21	27	(130)	42	(61.9)	(81.0)
Average loans and leases [a]	8,716	8,433	8,170	7,795	7,527	3.4	15.8
Average loans held for sale [a]	2,729	2,658	2,628	2,976	3,071	2.7	(11.1)
Average deposits [a]	425	390	388	398	452	9.0	(6.0)
Net loan charge-offs [a]	11	8	10	10	6	37.5	83.3
Return on average allocated equity [a]	11.81%	13.17%	19.96%	20.30%	20.85%	N/A	N/A
Return on average allocated equity	4.29	11.52	15.40	(55.82)	18.29	N/A	N/A
Average full-time equivalent employees	529	556	934	1,023	1,023	(4.9)	(48.3)

(a) From continuing operations.

TE = Taxable Equivalent

N/A = Not Applicable

N/M = Not Meaningful

ADDITIONAL INFORMATION ABOUT THE PROPOSED KEYCORP/U.S.B. HOLDING CO., INC. MERGER
     In connection with the proposed merger (the “Merger”) of KeyCorp and U.S.B. Holding Co., Inc. (“USB”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated October 22, 2007, by and among KeyCorp, an Ohio corporation (“Key”), KYCA LLC, a Delaware limited company (the “Merger Sub”) and a direct wholly-owned subsidiary of Key, and USB, USB will merge with and into the Merger Sub, with the Merger Sub as the surviving entity of such merger. Subsequently, the Merger Sub will be merged into Key.
     Key has filed a registration statement on Form S-4, as amended, with the Securities and Exchange Commission (‘SEC”) under the Securities Act of 1933, as amended, that registers its common shares in the Merger and includes a Proxy Statement for USB shareholders. The registration statement, including its exhibits, contains additional relevant information about Key and USB and the proposed Merger. USB is mailing the Proxy Statement/Prospectus to its stockholders on or about October 26, 2007. Stockholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the Merger, as well as any other relevant documents filed with the SEC or incorporated by reference in the Proxy Statement/Prospectus, if and when they become available.
     Key and USB file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any nonconfidential information filed with the SEC at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.
     The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Key, that file electronically with the SEC. The address of the website is http://www.sec.gov. The reports and other information filed by USB and Key with the SEC, are also available at Key’s and USB’s websites. The address of Key’s website is http://www.key.com. The address of USB’s website is http://www.unionstate.com.